SANDRA LYNN ANDERSON

Skills Summary

Teacher Certification

Grades 6-8   EX (Mathematics), DX (Science)

Grandes K-5   All subjects

Grades K-8   Self-contained classroom

Education

Degree / Date of Graduation

University of Michigan

2000 – Master of Arts

1995 - BS Elementary Education

- Student Teaching – 1st Grade, Schulze (Detroit, MI)

Mercy College

1984 - BS Medical Technology

Experience

Taylor Public Schools (Taylor MI)

September 1998 – 2013

Dearborn Public Schools (Dearborn, MI)

September 1997 – June 1998 – Substitute Teacher

ST. Mary Magdalen School (Melvindale, MI)

September 1996 – June 1997; Teacher – 5th grade Reading and Mathematics

January 1996 – June 1996; Teacher – 3rd grade Reading and Mathematics

Riverside Osteopathic Hospital (Trenton, MI)

April 1990 – August 1998

Medical Technologist

Heritage Hospital (Taylor, MI)

May 1984 – November 1989